Exhibit 99.6

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (this “Agreement”) is made and entered into as of July 3, 2011 (the “Agreement Date”), by and between (i) R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (“R.V.B”), an Israeli publicly listed company and (ii) Mazal Resources B.V., a company organized under the laws of the state of Netherland (“Mazal”).  Each may also be referred to herein as a “Party” and are collectively referred to herein as the “Parties.”

RECITALS

WHEREAS, R.V.B and Mazal are parties to that certain Share Purchase Agreement (the "SPA"), dated July 3, 2011 together with Greenstone Industries Ltd. ("Greenstone"), S.R. Accord Ltd., and E.E.R Environmental Energy Resources (Israel) Ltd., (the "Company"), pursuant to which, inter-alia, (i) R.V.B purchased shares of the Company; and (ii) the Parties entered into that certain option agreement of even date with the SPA (the "Option Agreement"), providing the terms and conditions under which R.V.B granted Mazal the option to sell all of Mazal's holdings in the Company to R.V.B and Mazal granted to R.V.B the option to purchase all or Mazal's holdings in the Company (each an "Option");

WHEREAS, as part of the conditions set forth in the SPA and for the purpose of its undertakings set forth hereunder, Mazal has appointed R.V.B as its irrevocable proxy with respect to all of the Company shares owned by Mazal until such time as Mazal shall sell such shares to R.V.B or, subject to the provisions of this Agreement, transfer such shares to a third party; and

WHEREAS, in connection with the foregoing and in order to induce R.V.B to enter into the SPA and the Option Agreement, the Parties desire to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.           Mazal Voting Agreement.  Mazal hereby agrees and covenants that with respect to all shares of capital stock of the Company that shall be held by it or beneficially owned or with respect to which it shall hold voting power from time to time (and any securities of the Company issued with respect to, by virtue of, upon conversion of, or in exchange or substitution for such securities) (hereinafter collectively referred to as the “Mazal Company Shares”), it shall: (i) at every meeting of the shareholders of the Company called and at every adjournment or postponement thereof, and (ii) on every action or approval by written consent of the shareholders of the Company with respect to any matter, vote or cause to be voted, whether in person or by proxy, all the Mazal Company Shares in the same manner as then voted on such matter by R.V.B and/or as instructed by R.V.B in its sole discretion.

2.           Right of First Refusal

(i)
If at any time prior to the consummation of an initial public offering, Mazal proposes to sale, assign, transfer or dispose of in any way (each to "Transfer"), any of the Mazal Company Shares, to one or more third parties except to a Permitted Transferee (as defined below) subject to the limitations set forth below, pursuant to an understanding with such third parties, then Mazal shall give R.V.B written notice of its intention to make the Transfer (the “Transfer Notice”), which Transfer Notice shall include (i) a description of the securities to be transferred (“Offered Shares”), (ii)  the identity of the prospective transferee(s) and (iii) the consideration and the material terms and conditions upon which the proposed Transfer is to be made.  The Transfer Notice shall constitute a certification by Mazal that it has received an offer to purchase the Offered Shares and in good faith believes a binding agreement for the Transfer of the Offered Shares is obtainable on the terms set forth in the Transfer Notice.

(ii)
The Transfer Notice shall constitute an irrevocable offer for a period of fourteen (14) days from the date of delivery of the Transfer Notice to sell all of Offered Shares to R.V.B at a purchase price equal to the price contained in, and on the same terms and conditions as set forth in the Transfer Notice (subject to R.V.B's payment option as set forth below). R.V.B shall have an option for a period of fourteen (14) days from its receipt of the Transfer Notice to elect to purchase all the Offered Shares at the same price and subject to the same terms and conditions as described in the Transfer Notice;provided however that R.V.B shall at its sole discretion and irrespective of the terms of the Transfer Notice, have the option to pay no more than seventy five percent (75%) of such purchase price in ordinary shares of R.V.B by issuing to Mazal  such ordinary shares in such number which is calculated by (A) dividing the amount representing the portion of purchase price which R.V.B elects to pay in shares by (B) the then applicable average closing price per share of the R.V.B shares on the 30 trading days preceding the date the Transfer Notice was delivered to R.V.B  (on the exchange on which R.V.B's shares are then listed).  R.V.B may exercise such option and, thereby, purchase all the Offered Shares, by notifying Mazal, before expiration of the fourteen (14) day period as to the manner of payment in accordance with the above.

(iii)
If R.V.B gives Mazal notice that it desires to purchase all the Offered Shares, then the purchase and sale shall take place at a place agreed upon among the parties and at the time of the scheduled closing therefore, which shall be no later than twenty (20) days after Mazal's receipt of R.V.B's notice. The Offered Shares shall be purchased free and clear of any pledge, lien, hypothecation, encumbrance, charge, claim or other security interest of any kind or character.

(iv)
To the extent that R.V.B has not exercised its rights to purchase Offered Shares within the time period specified herein, Mazal shall have a period of 90 days from the date of the Transfer Notice in which to sell the Offered Shares, upon terms and conditions (including the purchase price) no more favorable than those specified in the Transfer Notice to the third-party transferee(s) identified in the Transfer Notice.

(v)
Notwithstanding the provisions of this Section 2, Mazal may Transfer, without triggering the right of first refusal, with or without consideration, all of the Mazal Company Shares to any Permitted Transferee of Mazal, provided however that R.V.B shall have received written notice of such pending Transfer at least 10 days in advance and that such Permitted Transfer shall have undertaken in writing in a form reasonable acceptable to R.V.B to become a Party to this Agreement in place of Mazal and to be subject to all of Mazal's obligations and undertakings hereunder."Permitted Transferee" means in respect of any individual or entity any of the following: (i) if the transferor is an entity, any entity or individual that holds share(s) of such entity (ii) the recipient by will or intestate succession or (iii)  any spouse or member of such transferor's immediate family.

Without derogating from the above, any Transfer of Mazal's Company Shares to any third party shall be subject to the prior written approval of R.V.B as to the identity of such third party. Such approval will not be unreasonably withheld. In addition, any Transfer of Mazal's Company Shares to any party shall be subject on such transferee undertaking in writing in a form reasonable acceptable to R.V.B to become a Party to this Agreement in place of Mazal and to be subject to all of Mazal's obligations and undertakings hereunder.

Nothing in this Agreement shall be construed as derogating from the Trust Agreement, attached as Schedule 4.2.5(2) to the SPA.

3.           Mazal hereby irrevocably waives, on behalf of itself, its successors, direct and indirect shareholders, and assigns, and any transferee of Mazal Company Shares, any and all rights, entitlements and claims it may have with respect to the appointment and designation of directors to the Board, pursuant to any arrangement, promise and or contract, whether written or oral, including any arrangements with any of the Company shareholders and/or pursuant to that certain Founders Agreement dated April 6, 2000, as amended, which was made by and between Mazal and other Company shareholders.

4.           Notices.  All notices, claims and demands hereunder, and all other communications which are required to be given in writing pursuant to this Agreement, shall be in writing and shall be given in the same manner and to the same addresses as provided in the SPA.

5.           Governing Law; Jurisdiction.  The internal laws of the State of Israel, without regard to its choice of law rules, shall govern the validity, the construction of its terms and the interpretation of the rights and duties of the parties hereunder. The appropriate courts in Tel Aviv - Jaffa, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement.

6.           Successors and Assigns.  The parties hereto may not assign any rights, remedies, obligations, or liabilities under or by reason of this Agreement, provided that Mazal may so assign this Agreement in whole to a Permitted Transferee to which, pursuant and subject to Section 2 above, any or all the Mazal Company Shares are Transferred, and further provided that R.V.B may assign all or part of its rights and obligations hereunder to any third party (i) being a successor of a merger with R.V.B (ii) to which R.V.B Transfers a majority of its shares in the Company or (iii) who purchase substantially all of the assets or business of R.V.B; and further provided, that such assignee shall have undertaken in writing in a form reasonable acceptable to Mazal to become a Party to this Agreement in place of R.V.B. Prior to any assignment RVB shall give written notice to Mazal at least 30 days in advance of the effective date of such assignment.

7.           Entire Agreement; Amendment. This Agreement, the SPA, the Option Agreement and the other documents delivered pursuant hereto and thereto at the Closing (as defined in the SPA), constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof.  Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by both Parties.

8.           Delays or Omissions.  Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

9.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

10.         Severability.  In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective or binding on the parties if it materially changes the economic benefit of this Agreement to any party.

11.         Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

12.        Term and Termination. This Agreement shall enter into effect upon the Closing (as defined in the SPA). In the event that either Mazal or R.V.B. shall exercise its Option in full in accordance with the terms and conditions of the Option Agreement, this Agreement shall be terminated with immediate effect without any liability to the Parties.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

Mazal Resources B.V By: /s/ Moshe Stern Name: Moshe Stern Title: Chief Executive Officer
R.V.B. Holdings Ltd. By: /s/ Yair Fudim Name: Yair Fudim Title: Chief Executive Officer By: /s/ Ofer Naveh Name: Ofer Naveh Title:

[Signature Page to Shareholders Agreement]